AZZAD FUNDS

AMENDED AND RESTATED EXPENSES AGREEMENT

WHEREAS, on August 5, 2002, the shareholders of Azzad Funds (the “Trust”) approved the appointment of Azzad Asset Management, Inc. (the “Advisor”) to act as investment adviser for the Azzad Ethical Income Fund and the Azzad Ethical Mid Cap Fund, each a series of the Trust, pursuant to respective investment advisory agreements on behalf of each series;.

WHEREAS, on August 8, 2002 pursuant to an Expenses Agreement, the Advisor agreed for a period of ten years from the date of the execution of the respective advisory agreements to waive all or a portion of its management fee and/or reimburse the Trust for certain operating expenses, but only to the extent necessary to maintain total operating expenses at 2.25% of the average daily net assets of each series of the Trust;

WHEREAS, at a meeting of the Board of Trustees held on March 29, 2007 the Advisor agreed to reduce the level at which expenses under the Expenses Agreement would be capped to 1.90% of the average daily net assets of each series of the Trust, effective July 1, 2007 through the remainder of the expense period established in the Expenses Agreement;

NOW, THEREFORE, in addition to the terms of the investment advisory agreements, the Trust and the Advisor hereby agree to amend and restate the Expenses Agreement as follows:

1.

Effective July 1, 2007 and running to the tenth anniversary of the date that each investment advisory agreement was executed, respectively, the Advisor hereby agrees to waive all or a portion of its management fees and/or reimburse each series of the Trust for the operating expenses it incurs during that period, but only to the extent necessary to maintain total annual operating expenses at 1.90% of the average daily net assets of the series for that period.  “Operating expenses,” for purposes of this Agreement, shall exclude brokerage costs, borrowing costs, taxes, litigation and other extraordinary expenses.

2.

The Trust hereby agrees that any operating expenses of the respective series of the Trust reimbursed or waived by the Advisor pursuant to this Amended and Restated Expenses Agreement shall be repaid to the Advisor by the respective series of the Trust in the first, second, or third fiscal years after the year in which such reimbursement or waiver occurred, if the total operating expenses of each series of the Trust, after giving effect to the repayment, do not exceed 1.90% of the average daily net assets (or any lower expense limitation or limitations to which the parties may otherwise agree) of the series.

3.

The Advisor and the Trust agree that the agreement set forth in Paragraph 1 of this Amended and Restated Expenses Agreement may be extended upon notice from the Advisor and the acceptance of the Trust.

Executed as of the 29th  day of March, 2007.

Azzad Asset Management, Inc.

By: / s/Bashar Qasem

Bashar Qasem, President

Azzad Funds

By: / s/Bashar Qasem

Bashar Qasem, Trustee